

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 12, 2023

Charles Boulanger
Chief Executive Officer
LeddarTech Holdings Inc.
4535, boulevard Wilfrid-Hamel, Suite 240
Quebec G1P 2J7, Canada

>   **Re: LeddarTech Holdings Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form F-4**
>   **Submitted September 29, 2023**
>   **CIK No. 0001981462**

Dear Charles Boulanger:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form F-4

Cover Page

1.   Please expand your disclosure on the cover page to clarify that Prospector's Sponsor, directors, and officers are participating in the PIPE Financing.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 72

2.   Refer to the revised disclosure on page 73 that states that the $200 million is based on the $10/share redemption value of the Prospector SPAC common stock held in the Trust. We note that each holder of Prospector Class A Shares that elects not to participate in the redemption will receive one additional Prospector Class A Share for each non-redeemed Prospector Class A Share. We also note that you disclose market value fluctuations of the continuing entity following the business combination on pages 77-79 and 87 and several pro forma adjustments also disclose assumptions of a $5/share value which incorporates the 2 for 1 stock to be received by Prospector Class A Shareholders in the event that they elect not to redeem their shares. Please expand the disclosure everywhere you disclose the $200 million value of the transaction to also address such potential market changes immediately following the Business Combination, either through a sensitivity analysis or the impact of assuming $5/share value.

3.   Refer to your response to prior comment 16. We note that public shareholders of SPAC Class A common stock will receive a "dividend" immediately following their decision not to redeem their shares for $10 and that the market value immediately following the transaction may be $5 per share, as disclosed in the notes to the pro forma financial information. We also note that the entity following the business combination will have 20 million common shares outstanding and that you believe that this transaction is a "Qualified IPO" valued at or above $200 million since the redemption value of $10 per share for the 20 million shares totals $200 million. Please disclose, in detail, the basis for your belief that a transaction in which PIPE investors will receive a 40% interest for a $44 million investment in convertible notes and warrants and public Class A common stockholders need to be provided an additional share for each share that they do not redeem for $10 as an incentive to retain their shares meets the criteria of a "Qualified IPO" of $200 million.

4.   Refer to the disclosure of fair value of consideration issued on page 94. Please expand the disclosure to incorporate the uncertainty in the market value of the Surviving Company Common Shares noted above.

Information about LeddarTech
Business Model, page 221

5.   We note your response to prior comment 19. Please expand your disclosure to specifically address how and when the company intends to generate revenue from its fusion and perception business, including details surrounding its anticipated future revenue sources. Also, we note your disclosure that "a major part of LeddarTech's future revenue is derived from software licensing." Please expand your disclosure to discuss LeddarTech's software licensing business in greater detail and how the company intends to generate revenue from software licensing.

<u>LeddarTech's Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Liquidity and Capital Management, page 274</u>

6.   We note your response to prior comment 24. Please expand your disclosure to discuss any plans and requirements for raising additional funding. In this regard, we note your disclosure that the "Surviving Company's liquidity position will be further constrained by the requirement to maintain a minimum cash balance of at least $10 million from the completion of the Business Combination through October 31, 2024, with reduced cash balance requirements thereafter."

<u>Certain Prospector Relationships and Related Party Transactions, page 279</u>

7.   We note your response to prior comment 25. Please quantify each of the Prospector officers and directors' ownership interests in LeddarTech.

<u>Security Ownership of Certain Beneficial Owners and Management, page 308</u>

8.   Please update your footnote disclosure to identify the natural person(s) that hold voting and/or dispositive power of the relevant shares, of Investissement Québec, BDC Capital Inc., and Fidelity True North Fund, or tell us why it is not required.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christopher G. Barrett